Annual General Meeting of Unilever PLC: Proxy Form for voting

When you have completed and signed this form, please return it to Computershare in the enclosed envelope. No stamp is required if you are resident in the UK. To be valid, this form must be signed and received by no later than 11.00am on Monday 10 May 2010.

For further information on completing your Proxy Form, including how to send it using the internet, see reverse.

Please complete using black ink as this form will be scanned.

I/We, the undersigned, being a member/members of Unilever PLC, hereby appoint the Chairman of the Meeting or the following person

	*

Please put an 'X' in this box to indicate that this Proxy appointment is one of multiple appointments being made. ☐

Please leave this box blank if you have selected the Chairman. Do not insert your own name(s).

as my/our Proxy to attend and, if a poll is called, to vote on my/our behalf at the Annual General Meeting of the Company to be held at 11.00am on Wednesday 12 May 2010 and at any adjournments of that Meeting. I/We direct that my/our vote(s) be cast or withheld on the Resolutions as set out in the Notice of Meeting as indicated by an 'X' in the appropriate box below and, in respect of any Resolutions where no such indication is made and/or on any other business which may properly come before the Meeting, in such manner as my/our Proxy thinks fit.

* For the appointment of more than one Proxy, please refer to question 3 overleaf.

Please detach before posting → Please fold here →

Resolutions

Please indicate your voting instructions to your Proxy with an 'X' in the appropriate box below.

Resolution	For	Against	Vote withheld
1. To receive the Report and Accounts for the year ended 31 December 2009	☐	☐	☐
2. To approve the Directors' Remuneration Report for the year ended 31 December 2009	☐	☐	☐
3. To re-elect Mr P G J M Polman as a Director	☐	☐	☐
4. To elect Mr R J-M S Huet as a Director	☐	☐	☐
5. To re-elect Professor L O Fresco as a Director	☐	☐	☐
6. To re-elect Ms A M Fudge as a Director	☐	☐	☐
7. To re-elect Mr C E Golden as a Director	☐	☐	☐
8. To re-elect Dr B E Grote as a Director	☐	☐	☐
9. To re-elect Ms H Nyasulu as a Director	☐	☐	☐
10. To re-elect Mr K J Storm as a Director	☐	☐	☐
11. To re-elect Mr M Treschow as a Director	☐	☐	☐
12. To re-elect Mr J van der Veer as a Director	☐	☐	☐
13. To re-elect Mr P Walsh as a Director	☐	☐	☐
14. To elect The Rt Hon Sir Malcolm Rifkind MP as a Director	☐	☐	☐
15. To re-appoint PricewaterhouseCoopers LLP as Auditors of the Company	☐	☐	☐
16. To authorise the Directors to fix the remuneration of the Auditors	☐	☐	☐
17. To renew the authority to Directors to issue shares	☐	☐	☐
18. To renew the authority to Directors to disapply pre-emption rights	☐	☐	☐
19. To renew the authority to the Company to purchase its own shares	☐	☐	☐
20. To authorise Political Donations and Expenditure	☐	☐	☐
21. To shorten the Notice period for General Meetings	☐	☐	☐
22. To approve the Management Co-Investment Plan	☐	☐	☐
23. To adopt new Articles of Association of the Company	☐	☐	☐

A 'Vote withheld' is not a vote in law and will not be counted in the calculation of the proportion of the votes 'For' and 'Against' a Resolution.

Go online! Turn over to find out how to send your Proxy voting instructions electronically. Institutional investors: see overleaf for details of CREST Proxy voting.

Please put an 'X' in this box if signing on behalf of the member under Power of Attorney or other authority. ☐

Note: please do not use this form for changes of address or other matters relating to your shareholding.

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Signature

PIN: SRN:

Date 2010

CONTROL NUMBER: 910292

Kindly note: This form is issued only to the addressee(s) and is specific to the class of security and the unique designated account printed hereon. This personalised form is not transferable between different (i) account holders, (ii) classes of security or (iii) uniquely designated accounts. The issuer and Computershare accept no liability for any instruction that does not comply with these conditions.

Attendance card
Annual General Meeting
The Queen Elizabeth II Conference Centre,
Broad Sanctuary,
Westminster,
London SW1P 3EE

At 11.00am on
Wednesday 12 May 2010

If you attend the Meeting please sign this card and hand it in on arrival.

Please read the attendance notes overleaf.



St James's Park
Downing St
Richmond Ter.
King Charles Street
The Treasury
Westminster
Horse Guards Road
Parliament Street
Victoria Embankment
Birdcage Walk
Gt George Street
Bridge Street
Westminster Br
Storey's Gate
QE II
Parliament Square
Broad Sanctuary
Houses of Parliament
Petty France
Broadway
Tothill Street
St James's Park
Westminster Abbey
St Margaret's St.
River Thames
Buckingham Gate
Victoria Street
Great Smith St
Gt. College Street
Old Palace Yd.
Queen Elizabeth II Conference Centre

Signature

SRN:

Go green
Go online

Please join the growing number of shareholders who receive emails instead of hard copy shareholder communications such as Annual Reports and dividend tax vouchers. Register online at **www.investorcentre.co.uk/ecomms** or supply your email address below and return this form in the reply-paid envelope provided.

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SRN:

Notes: Attendance at the Annual General Meeting

- ☐ If you are attending the Meeting please sign this card, bring it with you and hand it in on arrival. It will speed up your admission to the Meeting.
- ☐ For your safety and security, there may be checks and bag searches of those attending the Meeting. We recommend you arrive a little early to allow time for these procedures.
- ☐ Tea and coffee will be available from 10.15am. Please note that there will be no hot food served following the Meeting this year, however there will be sandwiches.
- ☐ Cameras, recording equipment and other items which might interfere with the good order of the Meeting will not be permitted in the hall.
- ☐ The Queen Elizabeth II Conference Centre offers access for disabled shareholders and a loop system for the hearing impaired. If you have any special access requirements please contact the Unilever Corporate Secretaries Department in advance on 020 7822 5927.

Be a greener shareholder

If you receive shareholder communications by post, you can do your bit for the environment by reading our Annual Report and Accounts online, but also choosing to receive your Proxy Form voting instructions via e-mail and voting electronically, rather than having mailed paper versions.
It certainly makes environmental sense. Visit www.unilever.com/shareholderservices and select the e-communication option.

Go online! How to send your Proxy voting instruction electronically

Unilever is committed to electronic communications and we are pleased to be able to offer our shareholders the opportunity to submit your Proxy Forms using the internet. Even though you have received paper versions of your Proxy Forms, you can still complete and submit electronic versions to the Registrars.

What you need to do: just log on to www.unilever.com/shareholderservices click on AGM & Voting, and select the electronic voting option. To do this, you will need your Shareholder Reference Number (SRN) and five-digit PIN and six-digit Control Number, all of which are shown on the front of the Proxy Form. Then just follow the instructions.

Institutional investors: voting via CREST

This year the deadline for voting via the CREST voting system is 11.00am on Monday 10 May 2010.

Completing your Proxy Form for the Annual General Meeting: questions and answers

1. **I am planning to attend the AGM. Do I need to complete the Proxy Form or bring it with me?**
No. Please bring the attached Attendance Card with you, as this will speed up your admission to the Meeting.

2. **I am unable to come to the AGM and would like someone else to attend in my place. What do I do?**
Please enter the name of the person you would like to attend the AGM in your place (your 'Proxy') in the space provided on the form, sign and date the form, and return it to Computershare Registrars in the envelope provided, to arrive with them no later than 11.00am on Monday 10 May 2010. Your Proxy does not have to be a shareholder of the Company. You may appoint more than one Proxy if you wish, and for further information please see question 3.

3. **How do I appoint more than one Proxy?**
You may appoint more than one Proxy in relation to your shareholding provided that each Proxy is appointed to exercise the rights attached to a different share or shares. To do this you must complete a separate form for each Proxy. You can either copy this form, or obtain additional copies from Computershare Registrars on 0870 600 3977. Please indicate the Proxy's name in the space provided and state the number of shares for which you are authorising them to act on your behalf in the box to the right of their name. Please also remember to put an 'X' in the box to the right to make clear that the appointment is one of a multiple and return all of the Proxy appointments together in the same envelope.

4. **Can I tell my Proxy how they should cast my votes?**
As a member, you are entitled to appoint a Proxy (who need not be a member) to exercise all or any of your rights to attend, speak and vote at a general meeting. If you wish your Proxy to vote in a particular way or withhold a vote, please put an 'X' in the appropriate 'For', 'Against' or 'Vote withheld' box for each Resolution.

5. **What if I do not give my Proxy instructions on how to vote?**
You should note that if you do not give any voting instructions in relation to a Resolution, your Proxy will have authority to vote or to withhold a vote on that Resolution as he/she thinks fit. A Proxy will also have authority to vote or to withhold a vote on any other business (including amendments to Resolutions) which properly comes before the Meeting, as he/she thinks fit.

6. **What is the effect of a 'Vote withheld' instruction?**
If you wish to have the fact that you prefer not to vote on a Resolution recorded, you should instruct your Proxy to withhold such vote. A 'Vote withheld' is not a vote in law and will not be counted in the calculation of the proportion of votes 'For' and 'Against' the relevant Resolution.

7. **I am unable to attend the AGM or to send someone else in my place. Can I still cast my votes?**
Yes. The Proxy Form provides for you to appoint the Chairman of the Meeting as your Proxy. Just leave the space blank, and sign and return the form, as in (2) above. You can either indicate your voting instructions (see 4 above), or allow the Chairman to vote at his discretion. Your vote will then be counted in the event of a poll on any of the Resolutions.

8. **Must I cast all my votes in one way?**
No. An 'X' in the box will indicate that your total holding should be voted in one way. However, if you wish to vote on a Resolution with some shares 'For', some shares 'Against' and register a 'Vote withheld' with others, please write the appropriate number of shares in each box.

9. **We are registered as joint holders of the shares. What happens?**
Any or all joint holders may attend the Meeting, although only one holder may vote in person or by Proxy. Only one holder need sign the Proxy Form. If more than one holder is present at the Meeting, or if more than one Proxy Form is received in respect of a joint holding, only the vote or 'Vote withheld' of the 'senior' holder will be accepted. Seniority is determined by the order in which the joint holders' names appear on the Register of Members.

10. **Can I change my Proxy appointment?**
Yes. When two or more valid but differing appointments of a Proxy are received in respect of the same share for use at the same meeting, the one which is last received (regardless of its date or the date of its signature) shall be treated as replacing and revoking the others as regards that share. If the Company is unable to determine which was last received, none of them shall be treated as valid in respect of that share.

11. **I may be able to come to the AGM at the last minute. What happens if I have already appointed a Proxy?**
You are still entitled to attend the Meeting and vote in person. Any instructions given to your Proxy will then be ineffective.

12. **I am completing and signing the Proxy Form on behalf of the member under a Power of Attorney (or other authority). What should I do?**
Please put an 'X' where requested in the relevant box next to your signature on the Proxy Form. When you return the Proxy Form, you must include the Power of Attorney or authority, or a certified copy of it. Certified copies will not be returned to you.

13. **The registered member is a limited company. How does it appoint a Proxy?**
In the case of a member which is a company, the Proxy Form must be executed either (i) under its common seal; or (ii) signed on its behalf by an attorney or officer duly authorised. All signatories must state their capacity (e.g., director, secretary). Alternatively, the company may appoint an individual or individuals to attend the Meeting as its corporate representative(s) who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same shares. It is therefore no longer necessary to nominate a designated corporate representative.

14. **I have recently sold/am planning to sell my shares. What is the cut-off date for attending the AGM?**
You are entitled to attend and vote at the AGM, or to appoint a Proxy, in respect of the number of shares registered in your name in the Register of Members as at 6.00pm on Monday 10 May 2010. Any changes to the Register of Members after that time are disregarded for the purposes of the AGM.

15. **I hold my Shares in CREST. How may I appoint a Proxy?**
If you are a user of the CREST system (including a CREST Personal Member), you may appoint one or more Proxies or give an instruction to a Proxy by having an appropriate CREST message transmitted. To appoint a Proxy or to give an instruction to a Proxy (whether previously appointed or otherwise) via the CREST system, the CREST message must be received by the issuer's agent (ID number 3RA50) not later than 11.00am on Monday 10 May 2009. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which the issuer's agent is able to retrieve the message. CREST Personal Members or other CREST sponsored members should contact their CREST sponsor for assistance with appointing Proxies via CREST. For further information on CREST procedures, limitations and systems timings, please refer to the CREST Manual. The Company may treat as invalid a Proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.